Altra Holdings, Inc. 300 Granite Street, Ste 201 Braintree, MA 02184 Tel 781.917.0600 Fax 781.843.0709

December 7, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Jessica Kane
Phone: (202) 551-3235

Re:	Altra Holdings, Inc.
Registration Statement on Form S-3
Filed October 15, 2009
File No. 333-162511

Dear Ms. Kane:

With respect to the comments contained in the staff’s comment letter dated November 10, 2009, the response of Altra Holdings, Inc. (the “Company”) to each comment is set forth below in the order in which the comments were made in the staff’s letter. Simultaneously with the filing of this letter, we are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement originally filed by the Company on October 15, 2009. A clean courtesy copy of Amendment No. 1, including exhibits, and a marked copy of Amendment No. 1, including exhibits, have been sent to you via FedEx. The marked copy shows the changes between the Registration Statement as originally filed and Amendment No. 1.

General

1. Comment:  We note that you may issue debt securities and that guarantees of the debt securities may be provided by one or more of your subsidiaries. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please tell us how you intend to comply with these requirements, making reference, as appropriate, to the current report on Form 8-K you filed on November 4, 2009. In this regard, if you believe you can rely on one of the exceptions in paragraph (b), (c), (d), (e) or (f) of Rule 3-10, then please provide us with a detailed analysis of how you satisfy each of the requirements of the exception.

The Company confirms its understanding that at the time of its effectiveness, the Company’s Registration Statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. The Company intends to comply with these requirements by reliance on, and compliance with, the exception provided in paragraph (f) of Rule 3-10. The Company intends to satisfy each of the requirements of this exception as follows: (1) each of the subsidiary guarantors is 100% owned, directly or indirectly, by the Company; (2) the subsidiary guarantees are full and unconditional; (3) the subsidiary guarantees are joint and several; and (4) the Company’s financial statements are filed for the periods specified by §§210.3 — 01 and 210.3 — 02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for: (i) the Company; (ii) the subsidiary guarantors on a combined basis; (iii) any other subsidiaries of the Company on a combined basis; (iv) consolidating adjustments; and

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Jessica Kane
United States Securities and Exchange Commission
December 7, 2009

(v) the total consolidated amounts. With respect to requirement (4), on November 4, 2009, the Company filed a Current Report on Form 8-K with the SEC for the purpose of incorporating the contents of such report into the Registration Statement. In order to provide the condensed consolidating financial information required by Rule 3-10, the Form 8-K adds Note 19 to the Company’s consolidated financial statements for the year ended December 31, 2008, by amending Item 8 of Part II (Financial Statements and Supplementary Data) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The list of documents incorporated by reference into the Registration Statement has been updated to include this Form 8-K. Please see page 19 of Amendment No. 1. A statement in the “Experts” section of the Registration Statement has been added indicating that the consolidated financial statements of the Company and its subsidiaries included in this Form 8-K have been audited, and the “Note Regarding Altra Holdings” which stated that “Altra Holdings has no independent assets or operations. Any guarantees of the debt securities offered by this prospectus by subsidiaries of Altra Holdings will be full and unconditional and joint and several, and any subsidiaries of Altra Holdings other than the subsidiary guarantors named in this registration statement of which this prospectus forms a part, are minor” has been removed from the Registration Statement. Please see pages 18 and 12, respectively, of Amendment No. 1.

Risk Factors, page 4

2. Comment:  We note your disclosure that “[t]hese risks are not the only ones faced by us” and “[a]dditional risks not known or that are presently deemed immaterial could also materially and adversely affect our financial condition, results of operations, our products, business and prospectus.” Please note that all material risks should be described. If risks are not deemed material, you should not reference them. Please revise accordingly.

The statements “[t]hese risks are not the only ones faced by us” and “[a]dditional risks not known or that are presently deemed immaterial could also materially and adversely affect our financial condition, results of operations, our products, business and prospectus” have been removed from the Registration Statement. Please see page 4 of Amendment No. 1.

Information Concerning Forward-Looking Statements, page 4

3. Comment:  We note your statement in the second paragraph of this section instructing investors not to place undue reliance on certain statements contained in the registration statement and certain reports incorporated by reference into the registration statement. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

The statement “[a]ccordingly, you should not unduly rely on these forward-looking statements” has been removed from the Registration Statement. Please see pages 4-5 of Amendment No. 1.

Description of Securities to be Offered, page 5

4. Comment:  Please add a brief description of the guarantees.

A brief description of the guarantees has been added. Please see page 6 of Amendment No. 1.

Description of Common Stock and Preferred Stock, page 5

5. Comment:  We note the disclosure that the “following summary of the terms of the common stock and preferred stock of Altra Holdings is not meant to be complete and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware (the “DGCL”).” You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a

Jessica Kane
United States Securities and Exchange Commission
December 7, 2009

summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise your disclosure accordingly.

Language in this section of the Registration Statement indicating that the summary of the terms of the common stock and preferred stock is qualified in its entirety by reference to the General Corporation Law of the State of Delaware has been removed. Please see page 7 of Amendment No. 1.

Incorporation of Certain Documents by Reference, page 18

6. Comment:  Please update your list of documents incorporated by reference to include your more recent Exchange Act filings.

The list of documents incorporated by reference has been updated to include our more recent Exchange Act filings, including the Current Reports on Form 8-K filed with the SEC on November 4, 2009, November 12, 2009, November 19, 2009, and December 2, 2009 and the Quarterly Report on Form 10-Q filed with the SEC on November 4, 2009. Please see page 19 of Amendment No. 1.

Exhibit Index, page II-19

7. Comment:  Please add the Preferred Stock Certificate of Designation, the Depositary Agreement, Form of Depositary Receipt, Form of Unit Agreement, and Form of Unit Certificate as exhibits to the registration statement and revise the exhibit index accordingly.

The Preferred Stock Certificate of Designation, the Depositary Agreement, Form of Depositary Receipt, Form of Unit Agreement, and Form of Unit Certificate have been added to the exhibit index of the Registration Statement. The exhibit index notes that these documents will be filed by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference into the Registration Statement. Please see page II-17 of Amendment No. 1.

8. Comment:  We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-l, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-l under the electronic form type 305B2. See Compliance and Disclosure Interpretations — Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

The Company plans to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-l, at a later date. The Company confirms its understanding that if it relies on Section 305(b)(2) of the Trust Indenture Act of 1939, it must separately file the Form T-l under the electronic form type 305B2.

Exhibit 4.13 — Form of Indenture

9. Comment:  Please add a cross-reference sheet to the indenture showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601 (b)(4)(iv)(B) of Regulation S-K.

A cross-reference sheet to the indenture has been added showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please see page v of Exhibit 4.2 to Amendment No. 1.

10. Comment:  We note that the form indenture filed as an exhibit to the registration statement does not appear to contain provisions for guarantees. Since the registration statement contemplates the possible issuance of guarantees, please either tell us why the indenture lacks guarantee provisions or revise the indenture accordingly.

The form indenture filed as an exhibit to the Registration Statement has been revised to contain provisions for guarantees. Please see Exhibit 4.2 to Amendment No. 1.

Jessica Kane
United States Securities and Exchange Commission
December 7, 2009

11. Comment:  We note that you have filed a single form of indenture but that you may issue senior or subordinated debt. Please revise the form of indenture to clarify that it covers senior and subordinated debt or, alternatively, please file a form of indenture for each type of debt.

The form indenture filed as an exhibit to the Registration Statement has been revised to clarify that it covers senior and subordinated debt. Please see Exhibit 4.2 to Amendment No. 1.

Exhibit 5.1 — Legality Opinion of Holland & Knight LLP

12. Comment:  We note that the “opinion is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord of the ABA Business Section of Business Law (1991).” In the next amendment, please either file the Legal Opinion Accord or revise the opinion to remove this language.

The opinion has been revised to remove the statement that the “opinion is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord of the ABA Business Section of Business Law (1991).” Please see pages 1 and 2 of Exhibit 5.1 to Amendment No. 1.

13. Comment:  We note that counsel has limited the state law aspect of its opinion to the General Corporation Law of the State of Delaware. Please either confirm that in doing so counsel also means all Delaware statutes, all Delaware court decisions and all provisions of the Delaware constitution that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

The opinion has been revised to clarify that the limitation of the state law aspect of the opinion to the General Corporation Law of the State of Delaware also means all Delaware statutes, all Delaware court decisions and all provisions of the Delaware constitution that affect the interpretation of the General Corporation Law. Please see page 2 of Exhibit 5.1 to Amendment No. 1.

14. Comment:  Please provide an opinion of counsel under New York law with respect to the debt securities, as the Indenture is governed by New York law.

An opinion of counsel under New York law with respect to the debt securities has been provided. Please see page 2 of Exhibit 5.1 to Amendment No. 1.

15. Comment:  Please provide an opinion of counsel with respect to the depositary shares. Subject to appropriate assumptions, the opinion should provide in substance that the depositary shares will be validly issued and entitle the holders thereof to the rights specified in the depositary agreement.

An opinion of counsel with respect to the depositary shares has been provided that, subject to appropriate assumptions, provides in substance that the depositary shares will be validly issued and entitle the holders thereof to the rights specified in the depositary agreement. Please see pages 4-5 of Exhibit 5.1 to Amendment No. 1.

16. Comment:  Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

The Company confirms its understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing.

Jessica Kane
United States Securities and Exchange Commission
December 7, 2009

Please contact us if you feel we have not answered your inquiry in full and advise us of any further actions on our behalf.

Best regards,

Altra Holdings, Inc.

/s/ Glenn E. Deegan
Name:     Glenn E. Deegan

Title:	Vice President, Legal & Human Resources, General Counsel and Secretary